Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that due to transfer of Mr. Zhou Mingchun to take up the appointments of the chief accountant and a member of the party leadership group of China State Shipbuilding Corporation, Mr. Zhou has tendered his resignation and ceased to hold the position of the Chief Financial Officer of the Company with effect from 14 March 2013.

Mr. Zhou has confirmed that he has no disagreement with the Board and is not aware of any other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Zhou has shown great diligence and professionalism in his work since he served as the Chief Financial Officer of the Company in June 2007. The Board wishes to record its appreciation for Mr. Zhou’s valuable contributions during his tenure of service.

Mr. Zhou expressed his sincere gratitude to all investors and the various sectors of the public for their care and support for both the Company and himself over the years.

The Board is pleased to announce that Mr. Yu Yibo has been appointed the Chief Financial Officer of the Company with effect from 14 March 2013.

Yu Yibo, 49, is currently the General Manager of the M&A Department of the Company. Mr. Yu is a professor-level senior accountant and holds a doctorate degree from the business school of Hitotsubashi University in Japan. Mr. Yu has 15 years of experience in the Chinese oil and gas industry. Mr. Yu was the assistant to the President of China Petroleum Finance Company Limited from November 1998, a member of the listing preparatory committee of China National Petroleum Corporation from February 1999, the Deputy General Manager of the Finance Department of the Company from November 1999, the Deputy General Manager of PetroChina Dagang Oilfields Branch Company from March 2002, the Deputy General Manager of the Finance Department of the Company from October 2002. Mr. Yu is the General Manager of the M&A Department of the Company since April 2003. He was a member of the Supervisory Board of the Company from May 2008 to May 2011.

The Board takes this opportunity to welcome Mr. Yu on his appointment.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

14 March 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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